SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended August 2017

BP p.l.c.

(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F

     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the

Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

     1934.

Yes                            No        |X|

      ---------------           ----------------

BP p.l.c. publishes provisional dividend dates

BP p.l.c today announced, in accordance with the Securities and Exchange Commission guidance in respect of the standard settlement cycle on securities transactions changing from T+3 to T+2 effective from 5 September 2017, that it has updated its dividend dates for ordinary shares on www.bp.com/financialcalendar for the third quarter interim dividend for 2017.

These dates are indicative and may be subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 14 August 2017

/s/ J. BERTELSEN

J. BERTELSEN

Deputy Company Secretary